[redacted]

PUBLIC

13013643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE NEW PENFACS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE STILES ROAD, SUITE 201
(No. and Street)

SALEM	NEW HAMPSHIRE	03079
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIK DEGREGORIO (603) 893-3563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YOSHIDA & SOKOLSKI, P.C.
(Name – *if individual, state last, first, middle name*)

20 BURLINGTON MALL ROAD, SUITE 322, BURLINGTON, MA 01803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, ERIK DEGREGORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE NEW PENFACS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ANGELA LYNN ORBEN, Notary Public
My Commission Expires June 8, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

YS
Yoshida & Sokolski, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

THE NEW PENFACS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2012 AND 2011

YS

Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
The New PenFacs, Inc.
Salem, New Hampshire

We have audited the accompanying statements of financial condition of The New PenFacs, Inc., (the "Company") as of December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

20 Burlington Mall Road • Burlington, Massachusetts 01803 • (781) 273-1010 • Fax: (781) 270-9592 • www.yoshcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The New PenFacs, Inc. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.



January 25, 2013

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 20,129	$ 28,680
Accounts receivable	560	-
Prepaid expenses	731	959
TOTAL ASSETS	$ 21,420	$ 29,639

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,450	$ 4,028
TOTAL LIABILITIES	1,450	4,028
STOCKHOLDERS' EQUITY		
Common stock, 1,000 shares authorized, 200 shares issued and outstanding	1,000	1,000
Additional paid-in capital	29,316	26,316
Retained deficit	(10,346)	(1,705)
TOTAL STOCKHOLDERS' EQUITY	19,970	25,611
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 21,420	$ 29,639

The accompanying notes are an integral part of these financial statements.

THE NEW PENFACS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 *NATURE OF BUSINESS*

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operates one office in Salem, New Hampshire. The Company is wholly owned by Ronald and Erik DeGregorio.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB". The FASB sets generally accepted accounting principles ("GAAP") that is followed for consistent financial reporting. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or "ASC". The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The Company has adopted FASB ASC 275-10-50-4, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

The Company places its cash with a financial institution with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Fair Value of Financial Instruments

FASB ASC 825-10, "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets and liabilities approximate fair value.

Notes payable carrying value approximates fair value since stated rates are similar to values currently available to the Company for debt with similar terms and remaining maturities.

Income Taxes

The Company, with the consent of its shareholders, elected to be treated as an S Corporation. As such, the Company's federal taxable income is reported on the tax return of its shareholders and there is no federal tax to the Company.

Reclassifications

Certain reclassifications have been made to the December 31, 2011 financial statements to conform to the December 31, 2012 financial statements. Such reclassifications have no effect on the income previously reported.

NOTE 3 *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS*

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2012 and 2011, management believes no allowance is necessary.

NOTE 4 *COMMITMENTS AND CONTINGENCIES*

The New PenFacs, Inc. may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 5 *SUBSEQUENT EVENTS*

No events occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

The Company has evaluated subsequent events through January 25, 2013, the date the financial statements were available to be issued.